

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2020

James Foster
Chief Executive Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, Massachusetts

      Re: Charles River Laboratories International, Inc.
           Form 10-K for the Fiscal Year Ended December 28, 2019
           Filed February 11, 2020
           File No. 001-15943

Dear Mr. Foster:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Bobbie L. King Jr.